UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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        Gaston Liebhaber                        Virginia K. Sourlis, Esq.
       Residencia Paraiso 11                        The Galleria
     12 Piso Apt. 12B Calle Negrin                2 Bridge Avenue
       Caracas, Venezuela                        Red Bank, NJ 07701
        0.58212.730.6773                           (732) 530-9007
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
(Entities Only)

         Gaston Liebhaber
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2.       Check the Appropriate Box if a Member of a Group          (a)  [   ]
         (See Instructions)                                        (b)  [   ]
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3.       SEC Use Only

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4.       SOURCE OF FUNDS (See Instructions)
         OO
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization
         Brazil
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                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   2,480,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                2,480,000
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,480,000
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
         Instructions) [ X ]
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13.      Percent of Class Represented by Amount in Row (11) 3.3%
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14.      Type of Reporting Person (See Instructions)
         IN
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         Gaston Liebhaber ("Mr. Liebhaber") hereby amends and supplements its
Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, Mr. Liebhaber's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is supplemented to include the following:

         The consideration to be used in making the purchases and transfers described below will be the number of newly issued SkyePharma ordinary shares described in Item 6.

Item 4.   Purpose of the Transaction.
          ---------------------------

         The purpose of the proposed transactions is to sell 2,480,000 of Mr. Liebhaber's shares of common stock of the Issuer, and to transfer his rights under the Stockholders Agreement, as described in Item 6 below, to nominate one director of the Issuer.

         Except as set forth in this statement, as of the date of the filing of this statement, Mr. Liebhaber does not have any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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         Item 6 is supplemented to include the following:

         On December 29, 2004, Mike Ajnsztajn ("Mr. Ajnsztajn"), Mr. Liebhaber and SkyePharma, SkyePharma, Ltd. ("SkyePharma") executed a Stock Purchase Agreement (the "Stock Purchase Agreement") and an Assignment Agreement (the "Assignment Agreement").

         Mr. Ajnsztajn is the former Chief Executive Officer and former member of the Board of Directors of the Issuer. Mr. Liebhaber is a former member of the Board of Directors of the Issuer.

         Pursuant to the Stock Purchase Agreement, SkyePharma has agreed to purchase 8,680,000 shares of common stock of the Issuer owned by Mr. Ajnsztajn and 2,480,000 shares of common stock of the Issuer owned by Mr. Liebhaber. The purchase price to be paid by SkyePharma for Mr. Ajnsztajn's shares will be 4,263,963 SkyePharma ordinary shares. The purchase price to be paid by SkyePharma for Mr. Liebhaber's shares will be 1,218,275 SkyePharma ordinary shares. The share purchase is conditioned upon, among other closing conditions, the valid appointment of the additional SkyePharma Directors pursuant to the Assignment Agreement, which condition may be waived at SkyePharma's sole discretion.

         If a purchase is consummated pursuant to the Stock Purchase Agreement, Mr. Liebhaber will no longer own shares of the Issuer's common stock.

         Pursuant to the Assignment Agreement, each of Mr. Ajnsztajn and Mr. Liebhaber agreed to assign his respective rights under Article II of the Stockholders Agreement, dated December 10, 2001, as amended on January 20, 2004, between the Issuer, Mr. Ajnsztajn, Mr. Liebhaber, SkyePharma and the other parties thereto (the "Stockholders Agreement"), including his rights under
Section 2.1 and 2.2 of the Stockholders Agreement to nominate and designate Directors, to SkyePharma. Each of Mr. Ajnsztajn and Mr. Liebhaber has the right, among other things, to appoint one director to the Board of Directors of the Issuer under the Stockholders Agreement. The Assignment Agreement provides that, upon the valid appointment of two Directors nominated by SkyePharma to the Board of Directors of the Issuer and the satisfaction of the other conditions listed therein, SkyePharma shall be obligated to issue to Mr. Ajnsztajn 426,396 SkyePharma ordinary shares and to Mr. Liebhaber 121,827 SkyePharma ordinary shares.


Item 7.  Material to be filed as Exhibits.
         ---------------------------------

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Exhibit 1        Stock Purchase Agreement, by and among SkyePharma plc, Mike
                 Ajnsztajn and Gaston Liebhaber, dated as of December 29, 2004.

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Exhibit 2        Assignment Agreement, by and among SkyePharma plc, Mike
                 Ajnsztajn and Gaston Liebhaber, dated as of December 29, 2004.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2004





                                            By: /s/ Gaston Liebhaber
                                                -----------------------------
                                                Gaston Liebhaber